

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2011

Via E-mail
David Nass
President and Chief Executive Officer
UBS Commercial Mortgage Securitization Corp.
1285 Avenue of the Americas
New York, New York 10019

> **Re: UBS Commercial Mortgage Securitization Corp.**
> **Registration Statement on Form S-3**
> **Filed October 17, 2011**
> **File No. 333-177354**

Dear Mr. Nass:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the trust fund may include delinquent mortgage loans in a mortgage asset pool. On page 35 of the base prospectus, we note that you state that "delinquent mortgage loans will constitute less than 20% by dollar volume of the related mortgage pool as of the date of issuance of the related series." General Instruction I.B.5.(a)(ii) of Form S-3 has a delinquent asset limitation requirement that is measured as of a measurement date, which is the designated cutoff date for the transaction, if applicable. See Instructions to Item 1101(c) of Regulation AB. Please revise or explain how you meet the requirements under General Instruction I.B.5.(a)(ii).

2. Please revise your prospectus supplement to provide bracketed language indicating that you will provide the disclosures required by new Item 1104(e) of Regulation AB, as applicable.

3.   Please revise your prospectus supplement to include bracketed language indicating that
you will perform the review required by new Rule 193 under the Securities Act and
provide the disclosure required by Items 1111(a)(7) and (8) of Regulation AB, as
applicable. The bracketed language should explain that the required review will cover all
assets included in the trust funds, which would include, as you note on page 32 of the
base prospectus: (1) various types of multifamily or commercial mortgages, (2) pass-
through certificates or other mortgage-backed securities that evidence interests in one or
more of various commercial mortgage loans, or (3) a combination of mortgage loans and
MBS.

Risks Related to the Mortgage Loans, page S-34

4.   We also note on page S-36 of the prospectus supplement that you have not reunderwritten
the mortgage loans and that you have relied on the representations and warranties made
by the sponsors, and each sponsor's obligation to repurchase, substitute, or cure a
mortgage loan. Please revise to clarify what you mean by the term "reunderwritten."
Also, it appears that the risk factor should also include disclosure about what review was
performed in compliance with Rule 193. Please revise to include such bracketed
language.

Risks Related to the Offered Certificates, page S-84

The Limited Nature of Ongoing Information May Make It Difficult for You to Resell Your
Certificates, page S-91

5.   Please revise this risk factor in light of the recent changes to Exchange Act Section 15(d),
which established ongoing reporting obligations for classes of asset-backed securities.
Also refer to new Rule 15d-22(b) of the Exchange Act and SEC Release No. 34-65148
(published on August 17, 2011).

Description of the Trust Funds, page 32

MBS, page 38

6.   We note that the trust funds will include various MBS. We also note that the prospectus
supplement for a series of certificates in MBS will specify certain information described
on pages 39 and 40 of the base prospectus. Please revise the base prospectus and the
prospectus supplement accordingly to provide updated information relating to the
underlying instruments, including bracketed information in the prospectus supplement
regarding, for example:

   • the description of the MBS, as required by Item 1111;
   • risk factors relating to the MBS;
   • performance information;

- static pool information, as applicable;
- how the MBS were acquired;
- whether or not any representations and warranties will be made regarding the MBS; and
- whether and when the underlying securities experienced any trigger events or rating downgrades.

We may have further comment on your revised disclosure.

7. We note your bullet point on page 40 of the base prospectus that you will provide information regarding the type of mortgage loan underlying the MBS, and to the extent appropriate under the circumstances, such other information in respect of the underlying mortgage loans described under "–Mortgage Loans–Mortgage Loan Information in Prospectus Supplement." Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. All information on the loans required by Regulation AB should be provided in the prospectus supplement unless Rule 409 is available. Accordingly, the phrase "to the extent appropriate under the circumstances" does not appear appropriate. Revise or clarify to explain what you mean. Also, we are not able to locate the heading referenced. Please also revise this bullet point so that it corresponds to the proper section of the prospectus supplement.

Item 16., Exhibits, page II-3

8. We note that the legal and tax opinions will be filed by amendment. We may have further comment once such opinions are filed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, you may contact Hughes Bates at (202) 551-3731 or me at (202) 551-3850.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Frank Polverino
        Cadwalader, Wickersham & Taft LLP